20014209

SEC Mail Processing

SEP 01 2020

Washington, DC

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- |

**FACING PAGE**

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 07/01/19 (MM/DD/YY) AND ENDING 06/30/20 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Financial Security Management Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

575 Lynnhaven Pkwy, Ste 310
(No. and Street)

Virginia Beach (City) VA (State) 23452 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Amy C Austin 757-431-1414
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Dixon Huges Goodman, LLP
(Name – *if individual, state last, first, middle name*)

One James Center 901 E. Cary St, Ste 1000 Richmond, VA 23219
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, Reginald C. Corinaldi, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Financial Security Management, Inc, as of August 28, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Reginald Corinaldi
Signature

President
Title

Debra Clendenin
Notary Public

DEBRA CLENDENIN
COMMONWEALTH OF VIRGINIA
NOTARY PUBLIC
REGISTRATION NO. 181463
MY COMM. EXPIRES 6-30-2021

**This report ** contains (check all applicable boxes):**

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DHG
DIXON HUGHES GOODMAN LLP

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Financial Security Management, Inc.

*Opinion on the Financial Statements*

We have audited the accompanying statement of financial condition of Financial Security Management, Inc. (the "Company") as of June 30, 2020, the related statements of operations, changes in shareholder equity, and cash flows for the years then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2020, and the results of its operations and its cash flows of the years then ended, in conformity with accounting principles generally accepted in the United States of America.

*Basis for Opinion*

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

*Auditor's Report on Supplemental Information*

The supplemental information contained in Schedules I, II, III and IV (the Supplemental Information) has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Dixon Hughes Goodman LLP

We have served as the Company's auditor since 2020.

**Richmond, Virginia**
**August 28, 2020**

# FINANCIAL SECURITY MANAGEMENT, INC.

Statement of Financial Condition

June 30, 2020

## ASSETS

| | | |
|---|---|---|
| Cash and cash equivalents | $ | 141,724 |
| Investments, at fair value | | 385,073 |
| Commissions receivable | | 34,844 |
| Prepaid expenses | | 39,188 |
| Property and equipment, net | | 623 |
| Total assets | $ | 601,452 |

## LIABILITIES AND STOCKHOLDERS' EQUITY

| | | |
|---|---|---|
| **LIABILITIES** | | |
| Commissions payable | $ | 25,079 |
| Related party line of credit | | 64,066 |
| Deferred tax liability, net | | 26,651 |
| Total liabilities | | 115,796 |
| **STOCKHOLDERS' EQUITY** | | |
| Common stock - $10 par value, 5,000 shares authorized, 1,500 shares issued and outstanding | | 15,000 |
| Additional paid-in capital | | 188,167 |
| Retained earnings | | 282,489 |
| Total stockholders' equity | | 485,656 |
| Total liabilities and stockholders' equity | $ | 601,452 |

See accompanying notes.

## NOTE 1. NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

### *Nature of Business*

Financial Security Management, Inc. (the "Company") is a limited broker/dealer dealing solely in mutual funds, variable annuities, and variable insurance products, and is located in the Commonwealth of Virginia. It is a wholly owned subsidiary of Financial Security Companies, LLC (FSC). The Company operates branch offices in Virginia, North Carolina, and Connecticut.

### *Use of Estimates*

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

### *Cash and Cash Equivalents*

For purposes of the statement of cash flows, all highly liquid investments purchased with maturities of three months or less are considered to be cash equivalents.

### *Property and Equipment*

Property and equipment are stated at cost less accumulated depreciation and are depreciated over their estimated useful lives using the straight-line method for financial reporting purposes. Equipment is depreciated over five years.

### *Affiliates and Ownership*

On August 18, 2003, the Company's stockholders formed Financial Security Companies, LLC, a Virginia limited liability company. FSC wholly owns Financial Security Management, Inc., and also wholly owns affiliates Financial Security Group, Inc. (FSG) and Financial Security Advisory, Inc. (FSA). The Company's former stockholders are now members of FSC. These financial statements do not include accounts and transactions of these affiliates.

### *Recognition of Revenue and Expenses*

Effective July 1, 2018, the Company implemented the provisions of Accounting Standards Update (ASU) 2014-09, *Revenue from Contracts with Customers* and all related amendments (*Topic 606*) using the full retrospective method.

(Continued)

## NOTE 1. NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

Revenue from contracts with customers is recognized when the Company satisfies its performance obligations by transferring promised goods or services to customers. A good or service is transferred to a customer when the customer obtains control of that good or service. A performance obligation may be satisfied over time or at a point in time.

Revenue from a performance obligation satisfied at a point in time is recognized at the point in time that the Company determines the customer obtains control over the promised good or service. The amount of revenue recognized reflects the consideration to which the Company expects to be entitled in exchange for those promised goods or services. Revenues are also analyzed to determine whether the Company acts as the principal (i.e. reports revenue on a gross basis) or agent (i.e. reports revenue on a net basis) in the arrangement with the customer. Principal or agent designations depend primarily on the control an entity has over the product or service before control is transferred to a customer. The indicators of which party exercises control include primary responsibility over performance obligations, inventory risk before the good or service is transferred and discretion in establishing the price.

The following provides detailed information on the recognition of the Company's revenue from contracts with customers:

The Company earns commissions by executing client transactions in mutual funds and variable annuities as well as from trailing commissions, which are variable. Third parties handle the processing and custodial functions for the Company.

Commission income is recognized at the point of sale on the trade date when the performance obligation is satisfied. Based on the information received from the third party, the Company records a receivable on the trade date and is paid generally weekly or monthly.

For trail income, the performance obligation is satisfied at the time of the execution of the investments, but future amounts to be received are uncertain, as they are dependent on the value of eligible investments and the trade amount at future points in time; both of which are highly susceptible to variable factors outside the Company's influence.

The Company's statement of income reflects trail income for services performed and performance obligations satisfied in previous periods and are recognized in the period when the market value of the investment, and the investor activities, are known, which are usually monthly or quarterly.

(Continued)

**NOTE 1. NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES** (Continued)

The Company acts as principal in satisfying the performance obligations that generate commission income. The Company's sales representatives assist the Company in performing its obligations and, accordingly, commission income is presented on a gross basis.

***Commissions Receivable***

The Company utilizes the allowance method to recognize potential losses on commissions receivable. There were no accounts which management considered uncollectible at June 30, 2020, accordingly, no allowance was considered necessary.

***Investments***

The Company's investments consist of trading securities that are primarily mutual funds, and bond and equity funds. Securities that are held for short-term resale are classified by management as "trading securities". Accordingly, realized and unrealized gains and losses are reported within the statement of operations as other income or expense.

***Income Taxes***

The Company uses the liability method of accounting for income taxes. Accordingly, deferred tax assets and liabilities are determined based on the difference between the basis of assets and liabilities for financial statement and income tax purposes, using enacted tax rates in effect for the year in which the differences are expected to reverse. Differences relate to the use of accrual basis accounting for financial statement purposes and cash basis accounting for income tax purposes, and future capital and net operating loss deductions for income tax purposes. The deferred tax assets and liabilities represent the future tax consequences of those differences which will either be taxable or deductible when the assets and liabilities are recovered or settled. The provision for income taxes is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

(Continued)

## NOTE 1. NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES (Concluded)

Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 740, *Income Taxes*, prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The Company's management has evaluated the impact of the guidance to its financial statements. Management is not aware of any material uncertain tax positions, and has not accrued the effect of any uncertain tax provisions as of June 30, 2020. The Company's income tax returns are subject to examination by taxing authorities, generally for a period of three years from the date they were filed.

The Company's policy is to classify income tax related interest and penalties, if any, in interest expense and other expenses, respectively.

## NOTE 2. INCOME TAXES

The provision for income taxes is as follows:

| | |
|---|---|
| Current income tax: | |
| Federal | $ 676 |
| State | 160 |
| Total current income tax expense | 836 |
| Deferred income tax: | |
| Federal | 6,854 |
| State | 2,152 |
| Total deferred income tax expense | 9,006 |
| Total provision for income taxes | $ 9,842 |

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Based on management's analysis of available evidence, it has determined that it is "more likely than not" that the Company's deferred income tax assets as of June 30, 2020 will be fully realized and, therefore, no valuation allowance was recorded.

(Continued)

## NOTE 2. INCOME TAXES (Concluded)

Non-current net deferred income tax assets (liabilities) at June 30 are summarized as follows:

| | | |
|---|---|---|
| Deferred tax assets (liabilities): | | |
| State tax deduction | $ | **1,304** |
| Depreciation | | **(9,362)** |
| Unrealized gain on investments | | **(6,873)** |
| Cash basis conversion | | **(11,720)** |
| Net deferred tax liability | $ | **(26,651)** |

## NOTE 3. PROPERTY AND EQUIPMENT

Property and equipment as of June 30 consists of the following:

| | | |
|---|---|---|
| Computer and office equipment | $ | **57,831** |
| Computer software | | **36,725** |
| Less: accumulated depreciation | | **(93,933)** |
| Net property and equipment | $ | **623** |

## NOTE 4. RELATED PARTY TRANSACTIONS

FSG provides office space, supplies and administrative support to the Company. The Company incurred fees related to these services totaled $414,060 for the year ended June 30, 2020.

In April of 2020, FSG provided a $100,000 zero percent interest line of credit to FSM. As of June 30, 2020, $64,066 was outstanding. The line of credit expires on October 24, 2020.

## NOTE 5. LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

The Company has no subordination agreements.

## NOTE 6. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At June 30, 2020, the Company had net capital

(Continued)

of $411,109, which was $406,109 in excess of its required net capital of $5,000. The Company's net capital ratio was .22 to 1 at June 30, 2020.

## NOTE 7. CONCENTRATIONS

Financial Security Management, Inc. maintains its bank accounts in a financial institution located in Virginia Beach, Virginia. At times during the year, the balances in the accounts may exceed the limits insured by the Federal Deposit Insurance Corporation. The Company also maintains an investment account which is insured by the Securities Investor Protection Corporation (SIPC). The account balance did not exceed the SIPC limit during the year ended June 30, 2020.

## NOTE 8. FAIR VALUE OF ASSETS AND LIABILITIES

FASB ASC 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. FASB ASC 820 also establishes a fair value hierarchy which requires the use of observable inputs and minimizes the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value as follows:

Level 1 Quoted prices in active markets for identical assets or liabilities.

Level 2 Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities, quoted prices in active markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

Following is a description of the valuation methodologies used for instruments measured at fair value on a recurring basis and recognized in the accompanying balance sheet as well as the general classification of such instruments pursuant to the valuation hierarchy.

***Investments***

Where quoted market prices are available in an active market, securities are classified within Level 1 of the valuation hierarchy. Level 1 securities would include highly liquid money market, bond and equity mutual funds. If quoted market prices are not available, then fair values are estimated by using pricing models, quoted prices of mutual funds with similar characteristics.

(Continued)

## NOTE 8. FAIR VALUE OF ASSETS AND LIABILITIES (Concluded)

| | Assets at Fair Value as of June 30, 2020 | | | |
|---|---|---|---|---|
| | Level 1 | Level 2 | Level 3 | Total |
| Assets | | | | |
| Money market funds | $ 42,448 | $ - | $ - | $ 42,448 |
| Bond funds | 42,372 | - | - | 42,372 |
| Equity funds | 300,253 | - | - | 300,253 |
| Total | $ 385,073 | $ - | $ - | $ 385,073 |

## NOTE 9. SUBSEQUENT EVENTS

The Company has evaluated all events and transactions for potential recognition or disclosure through August 21, 2020, the date that the financial statements were available to be issued. The Company determined that there are no subsequent events that require adjustment to, or disclosure in the financial statements.

On March 11, 2020, The World Health Organization declared the outbreak of COVID-19, a novel strain of Coronavirus, a pandemic. The coronavirus outbreak is disrupting supply chains and affecting production and sales across a range of industries. The extent of the impact of the outbreak on the Company's operational and financial performance will depend on certain developments, including the duration and spread of the outbreak, impacts on the Company's customers, employees and vendors, and governmental, regulatory and private sector responses. The financial statements do not reflect any adjustments as a result of the subsequent increase in economic uncertainty.

DIXON HUGHES GOODMAN LLP

# Report of Independent Registered Public Accounting Firm

Board of Directors
Financial Security Management, Inc.
Virginia Beach, Virginia

We have reviewed management's statements, included in the accompanying Management Exemption Report, in which (1) Financial Security Management, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Financial Security Management, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: Paragraph (k) (2)(ii) (the "exemption provisions") and (2) Financial Security Management, Inc. stated that Financial Security Management, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Financial Security Management, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Financial Security Management, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Dixon Hughes Goodman LLP

**Richmond, Virginia**
**August 28, 2020**

DHG
DIXON HUGHES GOODMAN LLP

# Report of Independent Registered Public Accounting Firm on Applying Agreed Upon Procedures

Board of Directors
Financial Security Management, Inc.
Virginia Beach, Virginia

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below, which were agreed to by Financial Security Management, Inc. and the Securities Investor Protection Corporation ("SIPC") with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of Financial Security Management, Inc. (the "Company") for the year ended June 30, 2020, solely to assist you and SIPC in evaluating Financial Security Management, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;
2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended June 30, 2020, with the Total Revenue amounts reported in Form SIPC-7 for the year ended June 30, 2020 noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;
4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the Form SIPC-7. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

*Dixon Hughes Goodman LLP*

**Richmond, Virginia**
August 28, 2020